JNL VARIABLE FUND LLC
225 West Wacker Drive, Suite 1200
Chicago, Illinois 60606
(312) 338-5801

December 18, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Variable Fund LLC
File Nos: 333-68105 and 811-09121

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 22 to the Registration Statement under the Securities Act of 1933 and Amendment No. 24 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485 to comply with N-1A amendments adopted on March 31, 2009.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.

JNL VARIABLE FUND LLC
225 West Wacker Drive, Suite 1200
Chicago, Illinois 60606
(312) 338-5801

December 18, 2009

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Ellen Sazzman

Re:	JNL Variable Fund LLC
File Nos: 333-68105 and 811-09121

Dear Commissioners:

I am writing on behalf of the above referenced registrant. We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (517) 367-4336 if you have any questions.

Respectfully,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary
JNL Variable Fund LLC